Exhibit 3.5

ARTICLES OF INCORPORATION

OF

AMBULATORY RESOURCE CENTRES OF FLORIDA, INC.

The undersigned person, having capacity to contract and acting as incorporation of a corporation under the Florida Business Corporation Act, as amended, adopts the following charter for such corporation:

1.         Name. The name of the Corporation is Ambulatory Resource Centres of Florida, Inc.

2.         Principal Office. The address of the principal office of the Corporation shall be 20 Burton Hills Boulevard, Suite 100, Nashville, Davidson County, Tennessee 37215.

3.         Initial Registered Agent and Street Address. The name and Florida street address of the initial registered agent of the Corporation in the State of Florida are NRAI Services, Inc., 526 East Park Avenue, Tallahassee, Florida 32301.

4.         Incorporator. The name and address of the incorporator is James H. Spalding, 20 Burton Hills Boulevard, Suite 100, Nashville, Tennessee 37215

5.         Authorized Stock. The Corporation shall have authority, acting by its Board of Directors, to issue not more than one thousand (1,000) shares of common stock, no par value.

Dated: March 6, 1998.

/s/ James H. Spalding
James H. Spalding, Incorporator

Having been named as registered agent and to accept services of process for the above state corporation at the place designated in this certificate, the undersigned hereby accepts the appointment as registered agent and agrees to act in this capacity. The undersigned further agrees to comply with the provisions of all statutes relating to the proper and complete performance of its duties, and is familiar with and accepts the obligations of its position as registered agent.

NRAI SERVICES, INC.

By:	/s/ Betty B. Young
Title:	Asst. of Secretary